Exhibit 99.1

Origin Agritech Limited Reports Third Quarter Unaudited Financial Results for Three Months ended June 30, 2011

BEIJING--(BUSINESS WIRE)--September 14, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2011. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the third quarter of fiscal 2011, the Company generated revenues of RMB244.7 million (US$37.4 million), compared with RMB462.2 million (US$68.1 million) generated in the three months ended June 30, 2010. The goods already sold and delivered to customers can be seen as Deferred Revenue line on the balance sheet and the Advances from Customers records the advance cash receipts from customers this selling season. The lower amount of revenues this quarter is in part due to a later application of the distributor discount this 2011 selling season resulting in a later recognition of revenue this year.

Gross profit for the three months ended June 30, 2011 was RMB85.8 million (US$13.1 million) compared to RMB190.9 million (US$28.1 million) in the same period of the prior year.

Total net operating expenses for the three months ended June 30, 2011 were RMB51.8 million (US$7.9 million) compared with RMB37.5 million (US$5.5 million) reported for the same period in 2010. Selling and marketing expenses were RMB12.6 million (US$1.9 million) for the third quarter of 2011, compared with RMB9.4 million (US$1.4 million) for the same period of the last year. General and administrative (“G&A”) expenses of RMB23.8 million (US$3.6 million) for the third quarter ended June 30, 2011, compared with RMB17.6 million (US$2.6 million) for the same period one year ago. Research and development (“R&D”) expenses increased by 46.4% to RMB15.5 million (US$2.4 million) for the three months ended June 30, 2011 from RMB10.6 million (US$1.6 million) for the same quarter last year. The increase in operational expenses, spread throughout the three sub-categories, was in part due RMB15.6 million (US$2.35 million) in bonus charges and staff benefits from Changrong awarded in this current quarter which usually occur in the fourth quarter.

Income from operations for the third quarter of 2011 amounted to RMB34.0 million (US$5.2 million) compared with an operating income of RMB153.4 million (US$22.6 million) for the same period in 2010.

Net income attributable to Origin for the third quarter of 2011 was RMB13.9 million (US$2.1 million), or RMB 0.60 (US$0.09) per share - both basic and diluted, as compared to a net income of RMB105.2 million (US$15.5 million), or RMB 4.57 (US$0.67) per share - both basic and diluted in the same period one year ago.

BALANCE SHEET

Origin’s balance sheet at June 30, 2011 included cash and cash equivalents of RMB220.0 million (US$34.0 million), and shareholders' equity of RMB238.2 million (US$36.8 million). Short term borrowings decreased from RMB 136.9 million (US$20.2 million) at June 30, 2010 to RMB 20.0 million (US$ 3.1 million) at June 30, 2011.

Deferred revenue was RMB287.2 million (US$44.4 million) at June 30, 2011 as compared to RMB42.1 million (US$6.2 million) at the same period-end date as of last year. This represents a portion of our orders received and goods delivered for this selling season.

Advances from customers was RMB290.8 million (US$44.9 million) at June 30, 2011 period as compared to RMB275.4 million (US$40.6 million) a year ago. This represents our cash receipts for future orders.

FISCAL 2011 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin lowers the revenue guidance for FY 2011 in the range of RMB 530 million to RMB 550 million.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	3 Months ended June 30,
	2010		2011
	RMB	US$	RMB	US$

Revenues	462,230	68,066	244,688	37,356
Cost of revenues	(271,328)	(39,955)	(158,886)	(24,257)

Gross profit	190,902	28,111	85,802	13,099

Operating expenses:
Selling and marketing	(9,395)	(1,383)	(12,552)	(1,916)
General and administrative	(17,560)	(2,586)	(23,756)	(3,627)
Research and development	(10,588)	(1,559)	(15,506)	(2,367)

Total operating expenses	(37,543)	(5,528)	(51,814)	(7,910)

Income from operations	153,359	22,583	33,988	5,189
Interest expense	(2,444)	(360)	(327)	(50)
Share of net income (loss) in equity investments	(2,449)	(361)	2,430	371
Interest income	1,212	178	660	101
Gain from disposal of an equity investment	15,559	2,291	-	-
Other income (loss), net	1,097	162	(97)	(15)

Income before income taxes	166,334	24,493	36,654	5,596
Income tax expense
Current	(15,181)	(2,235)	(1,739)	(265)
Deferred	(19,996)	(2,945)	(3,754)	(573)

Income tax expense	(35,177)	(5,180)	(5,493)	(838)

Net income	131,157	19,313	31,161	4,758
Less: Net income attributable to the non-controlling interests	25,997	3,828	17,236	2,631

Net income attributable to Origin Agritech Limited	105,160	15,485	13,925	2,127

Other comprehensive income
Net income	131,157	19,313	31,161	4,758
Foreign currency translation difference	282	42	712	166
Comprehensive income	131,439	19,355	31,873	4,924

Less: Comprehensive income attributable to non-controlling interests	25,997	3,828	17,236	2,631
Comprehensive income attributable to Origin Agritech Limited	105,442	15,527	14,637	2,293

Net income attributable to Origin Agritech Limited per share – basic	4.57	0.67	0.60	0.09

Net income attributable to Origin Agritech Limited per share – diluted	4.52	0.67	0.60	0.09

Shares used in calculating basic net income per share	23,013,692	23,013,692	23,313,970	23,313,970

Shares used in calculating diluted net income per share	23,256,539	23,256,539	23,335,835	23,335,835

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2010	September 30, 2010	June 30, 2011

	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	307,208	299,672	219,989	33,993
Accounts receivable, less allowance for doubtful amounts of RMB842 as of June 30, 2010, September 30, 2010 and June 30, 2011	9,797	10,048	8,592	1,328
Due from related parties	8,284	5,107	105	16
Advances to suppliers	10,274	3,986	5,215	806
Advances to growers	32,261	40,691	34,293	5,299
Inventories	260,020	283,174	434,114	67,080
Income tax recoverable	1,725	2,745	2,745	424
Other current assets	38,391	18,838	12,692	1,964

Total current assets	667,960	664,261	717,745	110,910
Land use rights, net	20,873	20,907	20,531	3,172
Plant and equipment, net	153,569	161,681	166,599	25,743
Equity investments	18,266	22,505	24,666	3,811
Goodwill	17,304	16,665	16,665	2,575
Acquired intangible assets, net	36,848	35,344	32,165	4,970
Deferred income tax assets	5,720	9,766	16,324	2,522
Other assets	7,890	3,882	29,763	4,599

Total assets	928,430	935,011	1,024,458	158,302

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	136,900	85,900	20,000	3,090
Accounts payable	24,919	8,960	14,198	2,194
Due to growers	1,496	42,186	10,951	1,692
Due to related parties	11,249	7,926	14,830	2,292
Advances from customers	275,397	348,797	290,783	44,932
Deferred revenues	42,119	23,111	287,164	44,373
Income tax payable	54,217	44,075	45,486	7,029
Other payables and accrued expenses	25,756	35,656	29,056	4,490

Total current liabilities	572,053	596,611	712,468	110,092

Other long-term liabilities	8,460	9,426	6,133	948

Total liabilities	580,513	606,037	718,601	111,040

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692, 23,292,412 and 23,313,970 shares issued and outstanding as of June 30, 2010, September 30, 2010 and June 30, 2011 respectively)	-	-	-	-
Additional paid-in capital	382,185	387,052	391,101	60,433
Retained deficits	(62,042)	(76,454)	(116,041)	(17,931)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,539)
Accumulated other comprehensive loss	(10,098)	(9,336)	(7,387)	(1,141)
Total Origin Agritech Limited shareholders' equity	280,668	271,885	238,296	36,822
Non-controlling interests	67,249	57,089	67,561	10,440

Total equity	347,917	328,974	305,857	47,262

Total liabilities and equity	928,430	935,011	1,024,458	158,302

CONTACT:
Origin Agritech Limited
Irving Kau, 949-878-8505 or 011.86.136.8108.0243
Interim Chief Financial Officer
Irving.kau@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
Shiwei.yin@grayling.com